Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 001-38202

Last December, after Virgin Galactic’s historic first spaceflight, I penned a letter to my grandchildren, trying to express the importance of that achievement to future generations. I wrote: “Virgin Galactic has shown that when you set off on challenging but important adventures, exceptional people come forward to join the journey. People who are consistently by your side and on your side, people who share your dreams and people who help make them reality.” That has been so true of my personal space journey, which started, incredibly, almost exactly 50 years ago as Neil and Buzz took that giant leap; and also of our Virgin Galactic journey, which started 35 years later.

Right from Virgin Galactic’s start, incredibly talented and dedicated people joined our teams, many of them giving up successful, secure jobs elsewhere; often moving hundreds of miles with their families to the Mojave Desert. Our 600 Future Astronauts from 60 countries have become one of the most engaged and motivated communities I have ever seen. Then, our partners: world class brands like Land Rover and Under Armour, the State of New Mexico, which built our beautiful home at Spaceport America, all working with us to strengthen our business and elevate our customers’ journeys, in ways we couldn’t possibly achieve by ourselves. Together, we are a formidable force – and we need to be, because 50 years after the first moon landing, space is still hard!

Today, we became more formidable still, by announcing that Virgin Galactic, along with its sister manufacturing organisation, The Spaceship Company, has taken a huge step towards becoming the very first publicly listed human spaceflight company and therefore available to equity investors. This achievement is being made possible by joining forces with a New York Stock Exchange-listed investment vehicle, which has many underlying investors, but led by two visionary business leaders, Chamath Palihapitiya and Adam Bain.  Having got to know Chamath and Adam over the past few months I have no doubt that we will be better together and am delighted they are becoming such important partners on our amazing journey. Together we will make our dreams reality.

Opening Virgin Galactic to further external investment has been on the cards for a while. Great progress in our test flight programme means that the remaining hurdles, before our beautiful spaceship starts a full commercial service, are steadily being cleared. Having sadly had to pull away from an investment by Saudi Arabia after the murder of journalist Jamal Khashoggi, and then having demonstrated the repeatability our full flight profile with two crewed spaceflights, we had an opportunity to rethink our investment plans.

We know that millions of people are deeply inspired by human spaceflight, would love to become more involved and, ultimately experience space for themselves. By taking Virgin Galactic public, at this advanced point in its development, we can open space to more investors and in doing so, open space to thousands of new astronauts.

Next week as we look back on the decade of Apollo with wonder and gratitude, I believe we can do so with the excitement that comes from knowing we are at the dawn of a new space age, and with the optimism that recognises its huge potential to improve and sustain life on Earth.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication includes information relating to a proposed business combination transaction between Virgin Galactic (“VG”) and SCH. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s Annual Report on Form 10-K filed with the SEC on March 18, 2019. To the extent that holdings of SCH’s securities have changed since the amounts reported in SCH’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.